Exhibit 99.3

320 Bay Street, 14th Floor Toronto, ON M5H 4A6, Canada Facsimile 1-866-249-7775 416-263-9524 www.computershare.com MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 Security Class 123 Holder Account Number C1234567890 XXX Form of Proxy - Special Meeting of Shareholders to be held on Tuesday, April 28, 2026 Meeting location: Thomson Reuters Corporation, 19 Duncan Street, Toronto, Ontario, Canada Time: 9:00 a.m. (Eastern Daylight Time) Notes to Proxy Form 1. Every holder has the right to appoint some other person of their choice, who need not be a shareholder of Thomson Reuters Corporation, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and follow the other instructions set forth herein. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a Corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This proxy form should be signed in the exact manner as the name appears on the proxy form. 4. If this proxy form is not dated, it will be deemed to bear the date on which it is mailed by Thomson Reuters to the holder. 5. The shares represented by this proxy form will be voted for or against or withheld or abstained from voting as directed by the holder. In the absence of such directions, shares represented by proxy forms received by Management will be voted FOR the special resolution described in Item I below approving the Plan of Arrangement and in favor of Management’s proposals generally. 6. This proxy form should be read in conjunction with the Notice of Special Meeting of Shareholders and Management Proxy Circular. Information contained in or otherwise accessible through the websites mentioned in this proxy form does not form part hereof, and the references to the websites are inactive textual references only. Fold Proxy forms submitted must be received by Computershare by 5:00 p.m. (Eastern Daylight Time) on April 24, 2026. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically To Vote Using the Internet Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. You can enroll to receive future securityholder communications electronically by visitingwww.investorcentre.com. If you vote by telephone or the Internet, DO NOT mail back this proxy form. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the individuals named on the reverse of this proxy form. Instead of mailing this proxy form, you may choose one of the two voting methods outlined above to vote this proxy form. For more information, please refer to “Voting Information and How to Attend” in the Management Proxy Circular. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 025KAC CPUQC01.E.INT/000001/i1234 025KAC

MR SAM SAMPLE C1234567890 XXX 123 This Form of Proxy is solicited by and on behalf of Management. Appointment of Proxyholder I/We being holder(s) of common shares of Thomson Reuters Corporation hereby appoint: David Thomson, or failing him Steve Hasker, both being directors of Thomson Reuters OR Print the name of the person you are appointing if this person is someone other than the Management Nominees. as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and to vote at such proxyholder’s discretion with respect to any amendments to matters referred to in the accompanying Notice of Special Meeting of Shareholders as well as all other matters that may properly come before the Special Meeting of Shareholders of Thomson Reuters to be held at Thomson Reuters Corporation, 19 Duncan Street, Toronto, Ontario, Canada on Tuesday, April 28, 2026 at 9:00 a.m. (Eastern Daylight Time), and at any adjournment or postponement thereof. The Board of Directors and Management recommend that shareholders VOTE FOR item 1 below. 1. Plan of Arrangement. Consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated March 11, 2026, and, if deemed advisable, to approve, with or without amendment, a special resolution, the full text of which is set forth in Appendix A of the accompanying Management Proxy Circular, approving a plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario) (OBCA) under which Thomson Reuters Corporation will (i) make a special cash distribution of US $605 million in the aggregate, and (ii) consolidate its outstanding common shares (or “reverse stock split”) on a basis that is proportional to the special cash distribution. For Against Fold Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. If you are voting on behalf of a Corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. Signature(s) Date Signing Capacity DD / MM / YY TOCQ 390622 XXXX AR0 9999999999 025KBD